UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*
14	TYPE OF REPORTING PERSON

OO

*	Does not reflect 12,222,223 Shares issuable upon conversion of 2,200 shares of Series B Preferred Stock beneficially owned by the Reporting Person, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

2

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*
14	TYPE OF REPORTING PERSON

CO

*	Does not reflect 12,222,223 Shares issuable upon conversion of 2,200 shares of Series B Preferred Stock beneficially owned by the Reporting Person, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

3

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,278,819*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,278,819*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,278,819*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*
14	TYPE OF REPORTING PERSON

IN

*	Does not reflect 12,222,223 Shares issuable upon conversion of 2,200 shares of Series B Preferred Stock beneficially owned by the Reporting Person, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

4

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

TODD C. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

*	Does not reflect 416,667 Shares issuable upon conversion of 75 shares of Series B Preferred Stock beneficially owned by the Reporting Person, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

5

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

PETER S. GREENLEAF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

STEPHEN T. WILLS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

IN

*	Does not reflect 38,889 Shares issuable upon conversion of 7 shares of Series B Preferred Stock beneficially owned by the Reporting Person, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

7

CUSIP NO. 09060J106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Broadfin Agreement (defined and described in Item 4 below), Todd C. Davis, Peter S. Greenleaf and Stephen T. Wills are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement (defined and described in Item 6 below).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except for 1,667,000 Shares, which were acquired pursuant to a securities offering dated November 27, 2012. The aggregate purchase price of the 4,278,819 Shares owned by Broadfin Master is approximately $16,571,654, including brokerage commissions.

On May 21, 2018, Broadfin Master, Mr. Davis and Mr. Wills purchased in the Offering (defined and described in Item 4 below) 2,200, 75 and 7 shares of Series B Preferred Stock (defined and described in Item 4 below) at a price of $10,000 per share, for total purchase prices of $22,000,000, $750,000 and $70,000, respectively. The shares of Series B Preferred Stock purchased by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), and the shares of Series B Preferred Stock purchased by Mr. Davis and Mr. Wills were purchased with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Board Composition

On May 17, 2018, Broadfin Master entered into an agreement with the Issuer, dated as of the same date (as amended, the “Broadfin Agreement”), that provides for the following, all of which occurred upon the closing (the “Closing”) of the Issuer’s registered direct offering (the “Offering”) of shares of Series B Non-Voting Convertible Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”), on May 21, 2018: (i) three new directors selected by Broadfin Master were appointed to the Board – Kevin Kotler, Todd C. Davis and Peter S. Greenleaf (the “New Directors”); (ii) four current directors, Thomas W. D’Alonzo, Barry I. Feinberg, Samuel P. Sears, Jr. and Timothy C. Tyson (the “Retiring Directors”), voluntarily resigned from the Board in accordance with the Retirement Agreements (defined and described below); and (iii) Broadfin Master withdrew its director nominations for the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”). Mr. Davis and Mr. Greenleaf were appointed to the Board as Class I Directors (with terms expiring at the 2018 Annual Meeting) and Mr. Kotler was appointed to the Board as a Class II Director (with a term expiring at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”)).

8

CUSIP NO. 09060J106

The Broadfin Agreement also provides, among other things: (i) the Issuer is required to hold the 2018 Annual Meeting no later than 75 days after the Closing, where the Issuer will place on the agenda the matters related to the Series B Preferred Stock requiring the approval of the Issuer’s stockholders (“Stockholder Approval”); (ii) Broadfin Master will appear in person or by proxy at the 2018 Annual Meeting and vote all Shares beneficially owned by it in favor of the Issuer’s nominees and otherwise in accordance with the recommendations of the Board; (iii) during the Standstill Period (defined below), the Company will not alter the size of the Board from seven directors unless Broadfin Master consents in writing; (iv) during the Standstill Period, Broadfin Master has customary replacement rights for any New Director who ceases to serve as a director of the Issuer for any reason (as amended by the Broadfin Amendment), so long as Broadfin Master beneficially owns at least the lesser of 2% of the Shares then outstanding and 2% of the Shares outstanding at the Closing (each calculated on an as converted into common stock basis assuming full conversion of the Issuer’s preferred stock); provided that only one of the New Directors serving on the Board at any time can be an employee or affiliate, or otherwise not independent, of Broadfin Master; and (v) during the Standstill Period, Broadfin Master has the right to appoint a Board observer if none of the New Directors serving on the Board is an employee or affiliate, or otherwise not independent, of Broadfin Master, and Broadfin Master meets the same minimum beneficial ownership threshold applicable to its replacement rights. The Broadfin Agreement also contains mutual non-disparagement and mutual release of claims provisions.

Additionally, under the Broadfin Agreement, Broadfin Master agreed to certain customary standstill provisions, effective during period from the Closing through the 30th day prior to the deadline for stockholder nominations for the 2019 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Broadfin Master and its affiliates from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) depositing Shares in any voting trust or subjecting any Shares to any arrangement or agreement with respect to voting; (iv) seeking or encouraging others to submit nominations for election or removal of directors; (v) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (vi) seeking Board representation other than as provided in the Broadfin Agreement.

On May 20, 2018, Broadfin Master and the Issuer entered into an amendment to the Broadfin Agreement, dated as of the same date (the “Broadfin Amendment”), revising the provision related to Broadfin Master’s replacement rights with respect to New Directors to ensure that the Broadfin Agreement comports with the rules and policies of The Nasdaq Stock Market.

On May 17, 2018, in connection with the Broadfin Agreement, the Issuer and Broadfin Master entered into a Director Retirement Agreement, dated the same date (the “Retirement Agreements”), with each of the Retiring Directors to memorialize their voluntary retirement and resignation from the Board, effective as of the Closing. The Retirement Agreements, among other things, provide that the Retiring Directors will receive certain retirement benefits from the Issuer and include mutual non-disparagement and mutual release of claims provisions. Broadfin Master is party to the Retirement Agreements only with respect to certain provisions thereof, notably the mutual non-disparagement and mutual release of claims provisions.

The foregoing descriptions of the Broadfin Agreement, the Broadfin Amendment and the Retirement Agreements are qualified in their entirety by reference to the full text of the Broadfin Agreement, the Broadfin Amendment and the Form of Retirement Agreement, which are attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto, respectively, and are incorporated herein by reference.

9

CUSIP NO. 09060J106

Series B Preferred Stock Financing

On May 17, 2018, each of Broadfin Master, Mr. Davis and Mr. Wills entered into a Securities Purchase Agreement, dated as of the same date (the “SPA”), with the Issuer relating to the Offering. Pursuant to the SPA, at the Closing, Broadfin Master, Mr. Davis and Mr. Wills purchased 2,200, 75 and 7 shares of Series B Preferred Stock, respectively, at a price of $10,000 per share. The SPA contains customary representations, warranties and covenants of the Issuer and each investor. In accordance with the terms of the Series B Preferred Stock, which provide that each share of Series B Preferred Stock is convertible into such number of Shares determined by dividing $10,000 by a conversion price of $1.80 per share (subject to adjustment for stock splits and stock dividends as provided in the Certificate of Designation of the Series B Preferred Stock) at any time following Stockholder Approval, the shares of Series B Preferred Stock purchased by Broadfin Master, Mr. Davis and Mr. Wills may be convertible into 12,222,223, 416,667 and 38,889 Shares, respectively, subject to certain beneficial ownership limitations. The terms of the Series B Preferred Stock are described in detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2018.

On May 17, 2018, in connection with the Offering, Broadfin Master entered into a registration rights agreement, dated as of the same date (the “RRA”), with the Issuer, providing Broadfin Master with certain demand and piggyback registration rights with respect to its Shares, subject to certain limitations.

The foregoing descriptions of the SPA and RRA are qualified in their entirety by reference to the full text of the SPA and the RRA, which are attached as Exhibit 99.4 and Exhibit 99.5 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 59,273,313 Shares outstanding as of May 10, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2018.

As of the close of business on May 21, 2018, Broadfin Master beneficially owned 4,278,819 Shares, constituting approximately 7.2% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.2% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 4,278,819 Shares owned by Broadfin Master, constituting approximately 7.2% of the Shares outstanding.

As of the close of business on May 21, 2018, Messrs. Davis, Greenleaf and Wills did not own any Shares.

The numbers of Shares described as beneficially owned herein do not reflect the 12,222,223, 416,667 and 38,889 Shares that may be issuable upon the conversion of the 2,200, 75 and 7 shares of Series B Preferred Stock beneficially owned by Broadfin Master, Mr. Davis and Mr. Wills, respectively, which conversion is not permitted until Stockholder Approval is obtained. The Series B Preferred Stock is convertible at any time after Stockholder Approval is obtained, at the option of the holder, except that a holder will be prohibited from converting shares of Series B Preferred Stock into Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer; provided that, until Stockholder Approval, such beneficial ownership limitation may only be increased to up to 19.99% of the total number of Shares then issued and outstanding.

10

CUSIP NO. 09060J106

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)       By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)       Except as described in Item 4, Broadfin Master, Broadfin Capital, and Messrs. Kotler, Davis, Greenleaf and Wills have not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 17, 2018, Broadfin Master entered into the Broadfin Agreement, the Retirement Agreements, the SPA and RRA, as described in Item 4 above. On May 17, 2018, Mr. Davis and Mr. Wills entered into the SPA, as described in Item 4 above. On May 20, 2018, Broadfin Master entered into the Broadfin Amendment, as described in Item 4 above. The Closing of the transactions contemplated under the Broadfin Agreement (as amended by the Broadfin Amendment), the Retirement Agreements and the SPA occurred on May 21, 2018.

On May 21, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated as of May 17, 2018, between BioDelivery Sciences International, Inc. and Broadfin Healthcare Master Fund, Ltd.
99.2	Agreement to Agreement, dated as of May 20, 2018, between BioDelivery Sciences International, Inc. and Broadfin Healthcare Master Fund, Ltd.
99.3	Form of Director Retirement Agreement, dated May 17, 2018, between BioDelivery Sciences International, Inc., Broadfin Healthcare Master Fund, Ltd. and the retiring director named therein.
99.4	Securities Purchase Agreement, dated as of May 17, 2018, by and among BioDelivery Sciences International, Inc. and the investors signatory thereto.
99.5	Registration Rights Agreement, dated as of May 17, 2018, between BioDelivery Sciences International, Inc. and Broadfin Healthcare Master Fund, Ltd.
99.6	Joint Filing Agreement by and among Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler, dated May 21, 2018.

11

CUSIP NO. 09060J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler Individually and as attorney-in-fact for Todd C. Davis, Peter S. Greenleaf and Stephen T. Wills

12